Exhibit 16.1

Green & Company, CPAs A PCAOB Registered Accounting Firm

March 12, 2015

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have been furnished with a copy of the TheDirectory.com, Inc.’s response to Item 4.01 in the Form 8-K to be filed on March 12, 2015.

We do not agree with the information in Item 4.01 in the Form 8-K due to the following reason:

Green & Company, CPAs believes that all the information disclosed is inaccurate and false on all accounts.

Green & Company, CPAs verbally notified the Company’s chairman of the Board of Directors of our resignation during a conference call at approximately 2:00 pm (at that time instructions were given to our staff members to remove themselves from the Company’s premises and end field work) and again in writing at 4:22 pm on March 4, 2015. Green & Company, CPAs did not receive from the Board of Directors any communication of our supposed termination until 8:55 pm on March 4, 2015.

Our decision to resign as the independent accountant for the TheDirectory.com, Inc. on March 4, 2015 was due to management not providing requested documentation and our discovery of unethical practices causing us to determine that we could no longer rely on management’s representation and that we were no longer willing to be associated with the financial statements prepared by management.

These reasons have been further disclosed in our letter sent on March 6, 2015 to the Office of the Chief Accountant at the Securities and Exchange Commission.

Green & Company, CPAs

Temple Terrace, FL

10320 N 56th Street, Suite 330	Tampa, FL 33617	813.606.4388